March 1, 2010

Seligman LaSalle Real Estate Fund Series, Inc.
50606 Ameriprise Financial Center
Minneapolis, Minnesota 55474

Gentlemen:

I have examined the Articles of Incorporation and the By-Laws of Seligman LaSalle Real Estate Fund Series, Inc. (the Company) and all necessary certificates, permits, minute books, documents and records of the Company, and the applicable statutes of the State of Maryland, and it is my opinion that the shares sold in accordance with applicable federal and state securities laws will be legally issued, fully paid, and nonassessable.

This opinion may be used in connection with the Post-Effective Amendment.

Sincerely,


/s/ Scott R. Plummer
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Scott R. Plummer
General Counsel
Seligman LaSalle Real Estate Fund Series, Inc.